May 17, 2012

VIA EDGAR AND FAX

Mr. Kevin Woody

Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	The Howard Hughes Corporation
Form 10-K for the Fiscal Year ended December 31, 2011 filed February 29, 2012 Definitive Proxy Statement on Schedule 14A filed April 26, 2012
File No. 001-34856

Dear Mr. Woody:

The Staff of the Securities and Exchange Commission (the “Commission”) provided comments to the Howard Hughes Corporation (the “Company”), by letter dated May 3, 2012 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011 filed February 29, 2012 (the “Form 10-K”) and the Company’s Definitive Proxy Statement on Schedule 14A filed April 26, 2012. The Company’s responses set forth below have been numbered to correspond to the sequential numbering of the comments contained in the Comment Letter. Furthermore, for your convenience in reviewing the responses, each comment has been set forth immediately prior to the response.

Form 10-K For the Year Ended December 31, 2011

General

1.              We note that you completed the transaction during the reporting year pursuant to which you acquired 100% of the legal and economic interest in The Woodlands development. In future Exchange Act periodic reports, please revise to discuss this transaction in greater detail and disclose to us how you memorialized this transfer.

Response:

The Company disclosed the acquisition of its partner’s 47.5% economic interest in The Woodlands Master Planned Community in the following sections of the Form 10-K: (1) Item 1 Business — Overview of Business Segments — Master Planned Communities on page 2; (2) Master Planned Communities — The Woodlands (Houston, Texas) on page 8; (3) Note 3 Acquisition to its financial statements; and (4) Note 15 Segments to its financial statements.  The Partnership Interest Purchase Agreement has also been filed as Exhibit 2.2 to the Form 10-K. To more clearly provide greater detail about the Company’s acquisition of The Woodlands and any other recent transaction significant to the Company’s business, in future Exchange Act periodic reports the Company will include a subsection entitled “Recent Acquisitions and Other Transactions.” The new subsection will include the following disclosure as it relates to The Woodlands:

On July 1, 2011, we acquired our former partner’s 47.5% economic interest in The Woodlands pursuant to a Partnership Interest Purchase Agreement.  We paid $20.0 million in cash at closing and the remaining $97.5 million of the purchase price was represented by a non-interest bearing

promissory note which we repaid from available cash on hand on December 1, 2011.   Following the acquisition, we own 100% of The Woodlands and control all aspects related to the management and development of The Woodlands.  Our management and development staff for The Woodlands master planned community will also control the development of Bridgeland, our other Houston, Texas master planned community. With this management structure, we intend to leverage The Woodlands’ 37-plus years of master planned community development experience to replicate the success of The Woodlands at Bridgeland which is located near The Woodlands and is in the early stages of its development life cycle.

2.              In future Exchange Act periodic reports, for your material developments and to the extent practicable, please disclose the anticipated completion dates, costs incurred to date, including leasing costs, and budgeted costs. For completed developments, to the extent material, please disclose development costs on a per square foot basis.

Response:

The Company performs development activities in each of its three segments. The Company plans to redevelop and reposition various Operating Assets. The Company is currently in various stages of creating and executing development plans related to its Strategic Development assets and in developing its Master Planned Communities.  The following projects were completed during the periods ending December 31, 2011, 2010 and 2009, respectively.

Property Type	Location	Square Foot / Units	Completed Costs (millions)	Cost Per Square Foot /Unit	Year Opened
Ward Village Shops Garage	Honolulu, HI	722 spaces	$70.8	$100,000	2011
WW Garage Retail	Woodlands, TX	21,260	7.6	360	2011
Millennium Waterway Apartments	Woodlands, TX	393 units	53.6	136,000	2010
4 Waterway	Woodlands, TX	218,551	56.0	256	2010
Waterway Garage	Woodlands, TX	1,988 spaces	36.0	18,100	2009
20 Waterway	Woodlands, TX	26,530	10.6	393	2009

In future Exchange Act periodic reports, The Company will disclose all completed projects for the relevant properties.

As of December 31, 2011 the Company had three major projects beginning development.  As these projects did not have major expenditures to date, the detail of the expenditures were not individually disclosed.  The projects are as follows:

Project	Budgeted Costs (millions)	Cost at December 31, 2011 (millions)	Leasing Cost at December 31, 2011 (millions)	Projected Opening Date
Columbia Parcel D (a)	$91.0	$3.0	$—	November 2013
Ward Village Shops	17.0	6.9	—	May 2012
3 Waterway Square	61.7	0.2	—	June 2013

(a)          Columbia-Parcel D is a Joint Venture. The Company’s share of the total budget is a contribution of 4.2 acres of land and $5.9 million.

In future Exchange Act periodic reports, the Company will disclose all material projects in development and the relevant information requested by the Staff.

The other strategic development assets disclosed on pages 13-17 of the Form 10-K are in the preconstruction stage and are not considered material projects at this time as development programs have not yet been finalized.  The Company does not intend to disclose budgeted costs, leasing costs, or projected opening dates until it has finalized development programs associated with these assets.  The net book values associated with these assets for the year ended December 31, 2011 are disclosed on page 13 of the Form 10-K.

The development process related to the Company’s master planned communities is long term and will require substantial investment.  On page 4 of the Form 10-K, the Company has disclosed its Projected Community Sell-Out Date for each community, and on page 44 of the Form 10-K, the Company has disclosed total MPC land/residential development and acquisition expenditures for the years ended December 31, 2011, 2010 and 2009, respectively. Additionally, the total investment as of each of the periods is shown in the Consolidated Balance Sheet on page F-3 of the Form 10-K. The Company will continue to disclose expenditure activity and Projected Community Sell-Out Date information in our annual Exchange Act filings.

Item 2 – Properties, page 29

3.              We note that you disclose the “Mall and Other Rental NOI” for your retail properties which includes rental revenue and expenses according to GAAP. In future Exchange Act periodic reports, please expand your footnote to discuss the impact of concessions, such as free rent, and tenant expense reimbursements.

Response:

In future Exchange Act periodic reports, the Company will include the requested disclosures related to its retail properties. The Staff is supplementally advised that, for the year ended December 31, 2011, tenant reimbursements represented approximately 24.0% of total revenue. The impact of concessions, such as free rent and new tenant inducements, are not significant to the Company’s business.

4.              In future Exchange Act periodic reports, please include the average effective annual rent for your office properties, including those that are other Operating Assets. Please also include the impact of concessions, such as free rent, and tenant expense reimbursements.

Response:

In future Exchange Act periodic reports, the Company will include the requested disclosures related to its office properties. The Staff is supplementally advised that, for the year ended December 31, 2011, tenant reimbursements represented approximately 13.1% of total revenue. The impact of concessions, such as free rent, was immaterial to the Company’s business. The following table and disclosures set forth, supplementally, the requested information for the year ended December 31, 2011:

Asset	Economic Ownership %	Square Feet	% Leased	Avg. Effective Annual Rent per Square Foot (a)	Year Complete	Net Book Value, December 31, 2011 (millions)
4 Waterway Square	100%	218,551	98.8%	$37.55	2010	$59.0
9303 New Trails	100%	97,705	100.0%	27.52	2008	14.5
2201 Lake Woodlands Drive	100%	24,024	100.0%	13.99	1994	4.0
1400 Woodloch Forest	100%	95,667	98.1%	16.32	1981	11.6
110 N. Wacker (Chicago, IL)	100%	226,000	100.0%	27.08	1957	23.6
Columbia Office Properties	100%	300,000	89.3%	14.82	1969/1972	29.5

Total Net Book Value						$142.2

(a)          Average Effective Annual Rent per square foot is equal to sum of base minimum rent and tenant reimbursements divided by the average occupied square feet.

For the other Operating Assets not included in the table above, the average effective annual rent metric would not be relevant because those assets include a country club and various equity investments, which include apartment properties, a title company, a hospital, a parking garage and an industrial property. These assets are described further on pages 11 through 17 of the Company’s Form 10-K.

5.              For your office properties, please discuss in future Exchange Act periodic reports, whether you enter into triple net leases.

Response:

In future Exchange Act periodic reports, the Company will supplement its disclosure to describe that, with respect to certain of its office properties, it enters into triple net leases. The Company will also disclose that these leases typically include provisions whereby tenants are required to pay their pro-rata share of certain property operating costs, such as real estate taxes, utilities and insurance.

6.              In future Exchange Act periodic reports, for your retail and office properties, please provide a schedule of lease expirations for each of the ten years, starting with the current or next fiscal year, that includes the number of tenants or leases that will expire, the total area in square feet covered by such leases, annual rental represented by the expiring leases and the percentage of gross annual rental represented by such leases.

Response:

In the Company’s next Form 10-K, the Company will provide the disclosure requested by the Staff. The Staff is supplementally advised that, for the Company’s existing retail and office properties, the requested information is as follows:

	Number of		Total	% of Total
	Expiring	Total Square	Annualized Base Rent	Annual Gross Rent
Year	Leases	Feet Expiring	Expiring	Expiring
2012 *	211	476,237	3,547,098	6.5%
2013	205	615,362	9,174,091	16.7%
2014	98	404,493	7,224,460	13.2%
2015	78	237,347	5,797,249	10.6%
2016	58	335,491	10,184,188	18.5%
2017	33	153,020	3,878,159	7.1%
2018	30	70,503	1,996,357	3.6%
2019	15	66,862	1,490,006	2.7%
2020	17	132,273	4,108,475	7.5%
2021	12	200,953	3,958,475	7.2%
2022	10	183,323	2,861,467	5.2%
2023+	12	834,555	702,523	1.2%
	779	3,710,419	54,922,548	100%

* Includes specialty leases which expire in less than 365 days.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

7.              In future Exchange Act periodic reports, to the extent material, please expand your disclosure for your Operating Assets to discuss the relationship between rates on leases expiring in the current year and current market rents for this space. Also compare new rents on renewed leases to prior rent.

Response:

In future Exchange Act periodic reports, to the extent material, the Company will expand its disclosures for its Operating Assets to discuss the relationship between rates on expiring leases in the current period and the current market rents for this space. The Company will also compare new rents on renewed leases to prior rent.

8.              In future Exchange Act periodic reports, please provide more detailed disclosure regarding your leasing results for prior periods for your new leases and renewal leases, including tenant improvement costs, leasing commissions and tenant concessions. Please disclose these costs on a per square foot basis.

Response:

In future Exchange Act periodic reports, the Company will expand its disclosures to provide more detail related to its current leasing activity and costs. The Company advises the Staff that because of its spin-off from GGP on November 9, 2010, the data necessary for a more detailed disclosure of the leasing results for periods prior to November 9, 2010 is not available.

Operating Assets Net Operating Income, page 39

9.              In future Exchange Act periodic reports, please expand your disclosure in this section or another applicable section to include a discussion of any Operating Assets that were excluded from the pool that were owned in all periods compared. Also clarify if development or acquired properties were added.

Response:

There were no Operating Assets excluded from the pool on page 39 of the Company’s Form 10-K that were owned in all periods compared. The Woodlands Parking Garages and 4 Waterway Square and Millennium Waterway Apartments were new developments which were added to the Operating Assets in 2009 and 2010, respectively. The Company will make clear in its future Exchange Act periodic reports the extent that Operating Assets are included or excluded from any of the periods presented.

Year Ended December 31, 2011, 2010 and 2009

Operating Assets Segment, page 44

10.       In future Exchange Act periodic reports, to the extent material, please provide more detailed disclosure regarding the relative contribution of occupancy changes and rental rate changes in stabilized properties to period to period changes in your revenue.

Response:

In future Exchange Act periodic reports, to the extent material, the Company will expand its discussion to include the relative contribution of occupancy changes and rental rate changes in stabilized properties.

As noted in the tables on page 29 and 30 of the Form 10-K under Item 2. Properties, the following properties were recently placed in service and therefore were not stabilized during 2011, 2010 or 2009: 20/25 Waterway Avenue; Waterway Garage Retail; 4 Waterway Square; 9303 New Trails; Millennium Waterway Apartments; and The Woodlands Parking Garages.

The Staff is supplementally advised that occupancy changes, as they relate to the Company’s stabilized operating assets, were essentially flat during 2009, 2010 and 2011. As the Company’s leases have expired, the Company has generally been able to lease the available space either to an existing or new tenant at rental rates approximately equal to those of the expired leases.

The 3.4% increase for minimum rents and tenant recoveries in 2011 compared to 2010 is primarily due to the lease up of the non-stabilized properties. Minimum rents and tenant recoveries were essentially flat in 2010 compared to 2009.

11.       We note your table on page 45. In future filings, please reconcile Operating Assets NOI to Net income (loss) attributable to common stockholders. Please refer to Item 10(e) of Regulation S-K.

Response:

Under the heading Operating Assets Net Operating Income on page 39 of the Form 10-K, the Company has stated that, “For reference, and as an aid in understanding our computation of NOI, a reconciliation of NOI to EBT has been presented in the Operating Assets segment discussion below and a reconciliation of EBT to consolidated operating income (loss) from continuing operations as computed in accordance with GAAP has been presented in Note 15.”

Item 10(e) (B) requires a reconciliation between the non-GAAP financial measure and the most directly comparable GAAP financial measure. The Company believes the most directly comparable financial measure calculated and presented in accordance with GAAP is consolidated operating income (loss) from continuing operations. The Operating Assets EBT (100% Owned) line item for the years 2011, 2010 and 2009 on page 45 agrees to the Segment Basis Operating Assets EBT line item presented in Note 15

Segments of the Notes to Consolidated and Combined Financial Statements on pages F-44, F-45 and F-46 for the years 2011, 2010 and 2009, respectively. Segment EBT is reconciled to Net income (loss) from continuing operations on page F-47.

In future filings, the Company will add a reference to the Segment Basis Operating Assets EBT line item as well as the Segment EBT reconciliation included in the Segment footnote of the Notes to the Consolidated and Combined Financial Statements on the Operating Assets NOI and EBT table presented on page 45.

12.  We note your table on page 45. In future filings, please reconcile Equity in earnings from Real Estate Affiliates per page 45 to Equity in earnings (loss) from Real Estate Affiliates on your Statement of Income. Please refer to Item 10(e)of Regulation S-K.

Response:

In future filings, the Company will provide the requested reconciliation of Segment Equity in Earnings from Real Estate Affiliates to Equity in Earnings (loss) from Real Estate Affiliates on the Company’s Statement of Income which will be included as part of the Operating Assets NOI and EBT table noted on page 45 of the Form 10-K. The Staff is supplemenatlly advised that the requested reconciliation for the years ended December 31, 2011, 2010 and 2009 is as follows:

Reconciliation of Operating Assets Segment Equity in Earnings

	December 31,
	2011	2010	2009
	(In thousands)
Segment Equity in Earnings from Real Estate Affiliates	$3,926	$(338)	$2,172
Less: Equity Method Investments Share of REP EBT	(32)	338	(885)
Cost Basis Investment distributions	3,894	—	1,287

Add: HHC Equity Method investments:
The Woodlands	3,730	9,417	149
Circle T	(1)	(4)	(29,645)
Millennium Waterway Apartments	682	—	—
Woodlands Sarofim #1	64	—	—
Stewart Title (title company)	204	—	—
Forest View/ Timbermill Apartments	5	—	—

Equity in Earnings from Real Estate Affiliates	$8,578	$9,413	$(28,209)

Liquidity and Capital Resources, page 54

13.   For each fiscal year presented, please tell us and provide in future periodic reports the total amount of capitalized internal costs related to your real estate development for each of your segments. Further, please specifically quantify the amount of salaries capitalized.

Response:

In future Exchange Act periodic reports, the Company will disclose the information requested by the Staff, including the quantification of salaries capitalized.  The Staff is supplementally advised that the capitalized internal costs for 2011, 2010 and 2009 are as follows:

During the years ended December 31, 2011, 2010 and 2009 the Company capitalized $6.5 million, $6.9 million, and $9.1 million, respectively, of internal costs related to its Master Planned Community Segment. Of the 2011 capitalized internal costs, salaries represented $4.0 million. The significant costs capitalized relate to salaries, benefits and other employee related costs.  Additionally, the Company capitalized $0, $0.5 million and $1.2 million of internal costs related to its Strategic Development Segment for the years ended December 31, 2011, 2010 and 2009, respectively. The majority of these costs related to salaries and benefits and other employee related costs.  Capitalization for the Strategic Development Segment is lower than what the Company expects to capitalize in the future as its predecessor had ceased the majority of its development activities during the period it was in bankruptcy.  Additionally, the Company did not capitalize internal costs with respect to the Strategic Development segment in 2011 as it was in the initial stages of evaluating if any of the projects should be developed.  Internal costs associated with these activities were expensed.  As the Company moves forward with the development of these projects more internal costs will be capitalized.  In the Company’s Operating Asset Segment, it capitalized internal costs of $0, $0.2 million and $0.3 million for the years ended December 31, 2011, 2010 and 2009, respectively.  The significant costs are related to salaries, benefits and other employee related costs.

The Company advises the Staff that because of its spin-off from GGP on November 9, 2010, the amount of salaries capitalized for periods prior to November 9, 2010 is not available.

Item 9A. Controls and Procedures, page 61

14.   We note your disclosure that in making your assessment of the changes in internal control over financial reporting, your management excluded the evaluation of the disclosure controls and procedures at The Woodlands. This disclosure appears to be confusing because it references both internal control over financial reporting and disclosure controls and procedures. Please tell us if you intended to reference both, or just internal control over financial reporting. To the extent you excluded The Woodlands from your disclosure controls and procedures evaluation, we do not believe this exclusion is appropriate and your filing should be revised. To the extent you did not exclude The Woodlands from your disclosure controls and procedures evaluation, please confirm for us.

Response:

The Company confirms that it did not exclude The Woodlands from its disclosure controls and procedures evaluation.

Financial Statements

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Revenue Recognition and Related Matters

Land and Condominium Sales Revenue, page F-13

15.  In future filings, please clarify what is meant by “various criteria provided by GAAP.” Within your response, please provide us with your proposed disclosures.

Response:

To clarify, ASC 976-605 Real Estate — Retail Land — Revenue Recognition establishes various criteria which must be met before a retail land sale can be recognized on the full accrual method. In the normal course of business, at the time of closing on a land sale, the required criteria to recognize the land sale on the full accrual method have been met because the Company normally is paid in full, transfers title, and has no continuing involvement in the property.   In future annual filings, the Company will include the following disclosure to clarify the Company’s policy:

Land and Condominium Sales Revenue

Revenue from land sales is normally recognized using the full accrual method at closing, when title has passed to the buyer, adequate consideration for the land has been received and we have no continuing involvement with the property. Revenue that is not recognized under the full accrual method is deferred and recognized using the installment or cost recovery methods. Revenue related to builder participation rights is recognized when collected.

Note 3 Acquisition, page F-21

16.   Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangible are amortized.

Response:

As disclosed in Note 3 on page F-21 of the Form 10-K, “the value of above-market and below market in-place leases for The Woodlands operating assets was based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) management’s estimate of current market lease rates, measured over the remaining non-cancelable lease term.” None of the below market in-place leases at The Woodlands contained fixed rate renewal options, as a result, the fair value calculation of the below market lease intangibles at acquisition was not impacted by options to renew.

As disclosed in Note 5 on page F-25, “Above and below-market lease values are amortized over the remaining non-cancelable terms of the respective leases.”

Note 6 Real Estate Affiliates, page F-26

17.  You disclose you have an 83.55% economic ownership of Millennium Waterway Apartments, and that you account for this investment using the equity method. Please provide us with a detailed analysis and your basis in GAAP for using the equity method of accounting for this entity.

Response:

On September 25, 2008, Town Center Development Company, L.P. (“TCDC”), a subsidiary of The Woodlands, and Town Center Conventional, L.P. (“Dinerstein”) (collectively, “The Members”) entered into a Company Agreement to form Waterway Avenue Partners, Limited Liability Company (“Waterway”).  Waterway was formed for the purpose of acquiring, developing, constructing, holding, operating, and selling for profit a 393-unit apartment complex on an approximately 6.7 acre parcel of land located within The Woodland’s master planned community.  TCDC holds an 83.55% interest in Waterway and Dinerstein, who is designated as the Managing Member, holds the remaining 16.45% interest. Waterway was capitalized by TCDC’s contribution of land with a value at the time of approximating $15 million as well as a cash contribution from Dinerstein of $2.1 million. Waterway executed separate development and construction agreements with Dinerstein for the construction of the apartments.

Under Article 5 of the Company Agreement, Dinerstein has the sole and exclusive right, authority and power to do all things necessary to carry on the business and purposes of Waterway except for approval of Major Decisions that require TCDC’s approval.  Major Decisions include the sale, merger, or dissolution of Waterway, refinancing existing debt or obtaining new debt, or modifying the Company Agreement and approving any budget.  TCDC does not have the ability to kick out Dinerstein as the Managing Member without cause. The voting rights of both Members equal 100% of the voting rights of Waterway.  TCDC and Dinerstein are obligated to absorb any and all of Waterway’s potential losses. Allocations of income are in accordance with the economic ownership percentages and there is no guaranteed return to either member.  Compass Bank provided financing to Waterway for the construction of the apartments and due to the initial development and construction risk, a Dinerstein affiliate solely guaranteed the Compass Bank debt.  At inception of Waterway, The Woodlands evaluated and considered Waterway a variable interest entity solely due to Dinerstein’s guarantee of the debt which indicated that The Members did not have sufficient equity at risk.  The Woodlands further determined that Dinerstein was the primary beneficiary of Waterway due to Dinerstein having the power to direct the activities that most significantly impacted the economic performance of the entity and having an obligation to absorb the losses and right to receive the benefits of Waterway that would be considered significant to Waterway.

By May 2010, Dinerstein had completed the development of Waterway. Shortly thereafter, Waterway became fully stabilized, approximately 95% leased, and was generating free cash flow available for distributions to The Members. As Waterway’s activities changed from development and construction to operating, the success of the project generated significant equity value in Waterway.  Upon the start of operations, the activity change reduced expected losses and Waterway was able to distribute $5.1 million to its members. This change in activity and distribution to the members represented a reconsideration event under ASC 810-10-35-4, and Waterway was re-evaluated by The Woodlands as a potential variable interest entity. Waterway was determined to no longer be a variable interest entity due to the significant equity that had accumulated within the entity and the fact that the guarantee by the Dinerstein affiliate was no longer substantive.  Further, upon the Company’s purchase of The Woodlands in July 2011 and its simultaneous recording of its interest in Waterway (which previously was indirectly held within its equity method investment of The Woodlands), the Company considered the consolidation guidance in ASC 810-10-25 and determined that while it held a majority of the economic interest in Waterway, Dinerstein clearly held substantive participating rights as the Managing Member, and the Company accounted for its interest in Waterway under the equity method of accounting.

The Company supplementally advises the Staff that on April 23, 2012, the Company agreed to purchase Dinerstein’s interest in Waterway and the purchase is expected to close during the second quarter of 2012 at which time the Company will begin to consolidate Waterway.

Note 9 Income Taxes, page F-32

18.   We note you have recorded $303.8 million plus $28 million in interest as a tax indemnity receivable from GGP. It appears that you have recorded a liability of $144.1 million for which you expect tor receive reimbursement from GGP. In light of the amount of the liability, please tell us how you determined it was appropriate to record a receivable for $331.8 million. With your response, please reference the authoritative accounting literature management relied upon.

Response:

As described in Note 9 to the Company’s financial statements, pursuant to the Investment Agreements, GGP has indemnified the Company from and against 93.75% of any and all losses, claims, damages, liabilities and reasonable expenses to which the Company becomes subject, in each case solely to the extent directly attributable to MPC Taxes (as defined in the Investment Agreements) in an amount up to $303.8 million. Under certain circumstances, GGP has also agreed to be responsible for interest or penalties attributable to such MPC Taxes in excess of the $303.8 million to the extent assessed by the IRS. The tax indemnity receivable and related interest recorded of $331.8 million is based upon the definition in the Investment Agreements of “MPC Taxes” which includes 93.75% of the deferred tax liability associated with the gains deferred for tax on closed land sales prior to March 31, 2010 that are accounted for tax purposes under the percentage of completion and the completed contract methods of accounting as of March 31, 2010.  The tax liability amount for book includes more than just the amounts for which the timing of the recognition for tax is being challenged by the IRS. The total tax liability associated with the deferred gains on these land sales is reflected on the balance sheet in two lines; Deferred tax liabilities (primarily described as deferred income of $214.1 million in the temporary difference summary in Note 9) and Uncertain tax position liability of $129.9 million.  The $144.1 million the Staff references on its comment relates to the current position of the IRS, which GGP is contesting, that the Company accelerates its tax recognition on sales in two of its subsidiaries for the 2007 and 2008 tax years.

Definitive Proxy Statement on Schedule 14A filed April 26, 2012

Executive Compensation Program and Policies

Annual Incentive Compensation, page 46

19.   In future Exchange Act periodic reports, please expand your discussion of annual incentive compensation awards to explain specifically why each named executive officer received discretionary bonus awards that he or she did. Each executive officer’s compensation decisions should be discussed individually to explain the “established performance measures and objectives” taken into account and how an evaluation of those factors led to the compensation decision that it did. Please also provide more information regarding how the compensation committee established the threshold and target levels of performance for each executive, detail the company performance goals attributable to these targets, and specifically explain how you evaluated the actual results achieved against the performance goals to determine the amount of compensation to award to the named officers.

Response:

The Company will include the requested disclosure enhancements in the applicable future Exchange Act reports.

*  *  * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (214) 741-7744 if you have any questions or require further information.

Sincerely,

/s/ Andrew C. Richardson

Andrew C. Richardson

cc:	Tom Kluck, Securities and Exchange Commission Jerard Gibson, Securities and Exchange Commission
Jennifer Monick, Securities and Exchange Commission
Peter Riley, The Howard Hughes Corporation
Jeffrey J. Smith, Deloitte & Touche S. Brooks Trisler, The Howard Hughes Corporation Timothy Hubach, The Howard Hughes Corporation